Creatd, Inc.

419 Lafayette Street

6th Floor

New York, NY 10003

February 1, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Nalbantian, Attorney

Re:	Creatd, Inc.
Registration Statement on Form S-1 Filed January 31, 2023
File No. 333-269176

Dear Mr. Nalbantian:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Creatd, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Friday, February 3, 2023, or as soon thereafter as possible.

* * * *

Very Truly Yours,

/s/ Jeremy Frommer
Jeremy Frommer
Chief Executive Officer